
AMENDED AND RESTATED
CODE OF BYLAWS
OF
INNOVATIVE HEALTH SOLUTIONS, INC.

(Adopted as of September 10, 2018)


Article 1. GENERAL PROVISIONS, DEFINITIONS AND CONSTRUCTION

Section 1.1 **Bylaws**. This instrument constitutes the amended and restated code of bylaws (these "**Bylaws**") of INNOVATIVE HEALTH SOLUTIONS, INC., an Indiana corporation (the "**Corporation**"). These Bylaws amend, restate, and replace, in its entirety, the Code of Bylaws of the Corporation adopted as of October 12, 2017.

Section 1.2 **Approval by Board**. The Bylaws have been adopted and approved by the Board of Directors (the "**Board**" or the "**Board of Directors**") of the Corporation.

Section 1.3 **Corporation Law**. As used throughout these Bylaws, the "**Corporation Law**" means the Indiana Business Corporation Law, as amended.

Section 1.4 **Capitalized Terms**. Certain terms are defined in these Bylaws and are capitalized to indicate that they are defined terms. Certain titles of officers or official bodies of the Corporation are also presented as capitalized terms in these Bylaws, but without being specifically defined herein.

Section 1.5 **References to Terms**. Unless otherwise expressly provided, all references in these Bylaws to words or terms such as officers, directors, board, board of directors, committees, shareholders, shares of stock or other securities, meetings, articles of incorporation, minutes of meetings, consents, records, and other persons, positions, actions or documents, whether the references in these Bylaws are to words or terms that are capitalized or in the lower case, shall be construed as referring to the Corporation even though the words "of the Corporation" or words of similar import do not follow or modify the particular noun, verb or other subject in question.

Article 2. FISCAL YEAR AND CORPORATE SEAL

Section 2.1 **Fiscal Year**. The fiscal year of the Corporation shall end at the time the Board determines. If the Board does not make a determination, the fiscal year of the Corporation shall be the fiscal year adopted in the first federal income tax return of the Corporation.

Section 2.2 **Seal**. The Board may cause the Corporation to obtain and use a corporate seal, in such design as shall be designated by the Board, but the failure of the Board to cause the Corporation to obtain or use a corporate seal shall not affect in any way the validity or effect of any document issued or executed, or any action taken, by the Corporation.

Article 3. SHARES

Section 3.1 **Consideration for Shares**. The Board may authorize the Corporation to issue its shares of capital stock or other securities (collectively referred to in these Bylaws as "**shares**") for consideration consisting of any tangible or intangible property or benefit to the Corporation, including, but not limited to, cash, promissory notes, services performed, contracts for services to be performed, or other securities of the Corporation. However, if shares are issued for promissory notes or for promises to render services in the future, the Corporation shall report in writing to the shareholders the number of shares authorized to be so issued with or before notice of the next shareholders' meeting. In the absence of actual fraud in the transaction, the judgment of the Board as to the value of such property, labor, or services received as consideration for shares, or the value placed by the Board upon the Corporation's assets in the event of a share dividend, shall be conclusive.

Section 3.2 **Subscriptions for Shares**. Subscriptions for shares shall be paid to the Corporation at such time or times, in such installments or calls, and upon such terms, as shall be determined, from time to time, by the Board. Any call made by the Board for payment on subscriptions shall be uniform, so far as practicable, as to all shares of the same class or as to all shares of the same series, as the case may be, unless the subscription agreements provide otherwise.

Section 3.3 **Payment for Shares**. When payment of the consideration for which shares were authorized to be issued shall have been received by the Corporation, such shares shall be fully paid and not liable to any further call or assessment, and the holder thereof shall not be liable for any further payments thereon. Unless the Board shall, by resolution, provide otherwise, if payment for shares authorized to be issued by the Corporation is not received by the Corporation within thirty (30) days of such authorization, forfeiture of shares will be deemed to have occurred.

Section 3.4 **Certificates for Shares**. Unless the Board shall, by resolution, authorize the issuance of uncertificated shares, each shareholder shall be entitled to a certificate, signed by the Chief Executive Officer, President, or Secretary. Certificates for shares shall be in such form as the Board may, from time to time, by resolution approve.

Section 3.5 **Transfer of Shares**. Subject to any applicable shareholder agreement or other instruments restricting the transfer of shares, the shares shall be transferable on the books of the Corporation upon surrender of the certificate or certificates representing the shares and upon compliance with or satisfaction of the following requirements:

(a)   The certificate(s) must be properly endorsed by the registered holder or the holder's duly authorized attorney-in-fact, or the Corporation shall have received a stock power duly executed by the registered holder or the registered holder's duly authorized attorney-in-fact in favor of the Corporation or its officers.

(b)   The Corporation must not have notice of any adverse claims or must have discharged any duty to inquire into any such claims of which it does have notice.

(c)   The requirements of any applicable law relating to the collection of taxes must be satisfied.

(d)   Any other reasonable requirements imposed by the Corporation, not inconsistent with the relevant law, must be satisfied.

Section 3.6 **Transfer Agents and Registrars**. The Corporation may have one or more transfer agents and one or more registrars of its shares, whose respective duties the Board may from time to time define. No certificate for shares shall be valid until countersigned by a transfer agent if the Corporation has a transfer agent, or until registered by a registrar if the Corporation has a registrar.

Section 3.7 **Lost, Stolen or Destroyed Certificates**. When a certificate for shares has been lost, apparently destroyed or wrongfully taken, the holder of record may notify the Corporation and the Corporation shall issue a new certificate for shares in the place of any certificate for shares previously issued if the holder of record of the certificate previously issued does the following:

(a)   Makes proof in affidavit form reasonably acceptable to the Corporation that the certificate has been lost, destroyed, or wrongfully taken.

(b)   Requests the issue of a new certificate before the Corporation has notice that the certificate has been acquired by a purchaser for value in good faith and without notice of any adverse claim.

(c)   If the Corporation so requires, gives a bond in such form, and with such surety or sureties, with fixed or open penalty, as the Corporation may direct, to indemnify the Corporation against any claim that may be made on account of the alleged loss, destruction, or theft of the certificates.

(d)   Satisfies any other reasonable requirements imposed by the Corporation.

Article 4.   MEETINGS OF SHAREHOLDERS

Section 4.1 **Place of Meetings**. All meetings of the shareholders shall be held at such place, within or without the State of Indiana, as may be specified in the notice of the meeting. If no place is otherwise designated, the meeting shall be held at the principal office of the Corporation as the same is designated in the most recent report filed with the Secretary of State of Indiana.

Section 4.2 **Annual Meeting**. The annual meeting of the shareholders for the election of Directors, and for the transaction of such other business as may properly come before the meeting, shall be held each year at such time and on such day as may be designated by the Board of Directors. Failure to hold the annual meeting shall not affect the validity of any corporation action.

Section 4.3 **Special Meetings**. Special meetings of the shareholders may be called by the Chief Executive Officer, President, a majority of the members of the Board, or shareholders holding of record not less than one-fourth (1/4) of all of the shares outstanding and entitled by the Articles of Incorporation to vote on the business proposed to be transacted at the meeting.

Section 4.4 **Notice of Meetings**. A written or printed notice, stating the place, day and time of a meeting of the shareholders, shall be delivered or mailed by the Secretary, or by the officer or persons calling the meeting, to each shareholder of record entitled by the Articles of Incorporation and by the Corporation Law to vote at such meeting. The notice of a meeting must also state the purpose or purposes for which the meeting is to be held (the business to be conducted at the meeting) if the meeting is a special meeting of the shareholders or if such a statement is otherwise required by the Corporation Law, the Articles of Incorporation, these Bylaws or the Board. Notices shall be sent to shareholders, at such addresses as appear on the records of the Corporation, at least ten (10) and not more than sixty (60) days before the date of the meeting. Notice of any meeting may be waived in writing by any shareholder, before or after the date and time of the meeting, if, with respect to a special meeting, the waiver sets forth in reasonable detail the purpose or purposes for which the meeting is called and the date, time and place thereof. Attendance at any meeting in person, or by proxy when, with respect to a special meeting, the meeting notice sets forth in reasonable detail the purpose or purposes for which the meeting was called, shall constitute a waiver of notice of such meeting. Each shareholder who has in the manner above provided waived notice of a shareholders' meeting, or who personally attends a shareholders' meeting or is represented at the meeting by a proxy authorized to appear by an instrument of proxy complying with the requirements above set forth, shall be conclusively presumed to have been given due notice of the meeting.

Section 4.5 **Closing of Books and Fixing of Record Date**. The Board may, in its discretion, fix a record date that is not more than seventy (70) days prior to the date of any meeting of shareholders, or the last day on which any consent or dissent of shareholders may be expressed without a meeting, or the date for the payment of any dividends or the making of any distribution or the delivery of evidences of rights, or the date when any change or conversion or exchange of shares shall go into effect, as the date for the determination of shareholders entitled to notice of and to vote at the meeting or to express such consent or dissent or to receive any such dividend, distribution or rights or to exercise the rights in respect of any change, conversion or exchange of shares. All persons who are holders of record of shares at the close of business on such record date, and no others, shall be entitled to notice of and to vote at the meeting or to express such consent or dissent or to receive such dividend, distribution or rights or to exercise such rights in respect of any change, conversion or exchange of shares, as applicable. In any event, when dividends are declared, the share transfer books will not be closed but a record date will be set as provided in this Section.

Section 4.6 **Addresses of Shareholders**. The address of any shareholder appearing on the records of the Corporation shall be deemed to be (i) the latest address of such shareholder appearing on the records maintained by the transfer agent or registrar, as the case may be, for the class of shares held by such shareholder, if the Corporation has a transfer agent or registrar for such class of shares and the Board has provided in the resolutions appointing the transfer agent or registrar that notices of changes of address shall be given to one of such agents by the shareholders of such class, or (ii) the latest address of such shareholder appearing on the records maintained by the Secretary for the class of shares held by such shareholder if the Corporation has no transfer agent or registrar for such class of shares or if it has a transfer agent or registrar for such class of shares but the resolutions appointing the transfer agent or registrar do not provide that notices of changes of address shall be given to one of such agents by the shareholders of such class.

Section 4.7 **Voting**. Except as otherwise provided by the Corporation Law or the Articles of Incorporation, each capital share of any class of the Corporation that is outstanding at the record date and represented in person or by proxy at the annual or special meeting shall entitle the record holder thereof, or the record holder's proxy, to one vote on each matter voted on at the meeting.

Section 4.8 **Voting of Shares Owned by Other Entities**. Shares held of record by a corporation, partnership, limited liability company or other legal entity, may be voted by such officer, agent or proxy of the shareholder as that shareholder shall designate in a writing acceptable to the Corporation.

Section 4.9 **Voting of Shares Owned by Fiduciaries**. Shares held of record by fiduciaries may be voted by the fiduciaries in such manner as the instrument or order appointing such fiduciaries may direct. In the absence of such direction or the inability of the fiduciaries to act in accordance therewith, the following provisions shall apply:

(a)   If shares are held jointly by three (3) or more fiduciaries, such shares shall be voted in accordance with the will of the majority of the fiduciaries.

(b)   Except as otherwise provided by law, if the fiduciaries, or a majority of them, cannot agree, or if they are equally divided, upon the question of voting the shares, any court of general equity jurisdiction may, upon petition filed by any of such fiduciaries or by any party in interest, direct the voting of the shares as it may deem to be in the best interests of the beneficiaries, and the shares shall be voted in accordance with that direction.

(c)   The general proxy of a fiduciary shall be given the same weight and effect as the general proxy of an individual or legal entity.

Section 4.10 **Voting of Pledged Shares**. Shares that are pledged may, unless otherwise provided in the agreement of pledge, be voted by the shareholder pledging the shares until the registered ownership of the shares shall have been transferred to the pledgee on the books of the Corporation, and thereafter they may be voted by the pledgee.

Section 4.11 **Proxies**. A shareholder may vote either in person or by proxy executed in writing by the shareholder or a duly authorized attorney-in-fact. No proxy shall be valid for longer than eleven (11) months after the date of its execution unless a longer time is expressly provided therein. The appointment of a proxy is effective when received by the Secretary or other officer or agent of the Corporation authorized to tabulate votes. An appointment of a proxy is revocable by the shareholder unless the appointment form conspicuously states that it is irrevocable and the appointment is a power coupled with an interest and enforceable as an irrevocable proxy under applicable law.

Section 4.12 **Voting Procedure and List**.

(a)   The Secretary, who may call on any officer or officers of the Corporation for assistance, shall make all necessary and appropriate arrangements for meetings of the shareholders, shall receive all proxies, and shall ascertain and report in the minutes of each meeting the number of shares present in person or by proxy and entitled to vote at such meeting. A certified report of the Secretary or an Assistant Secretary as to the regularity of such proxies and as to the number of shares present in person or by proxy and entitled to vote at such meeting shall be received as *prima facie* evidence of the number of shares which are present in person or by proxy and entitled to vote, for the purpose of establishing the presence of a quorum at such meeting, and for all other purposes.

(b)   The officer or agent having charge of the share transfer books shall maintain a complete list of the shareholders with the addresses and number of shares held by each of the shareholders. The list of shareholders shall be on file at the principal office of the Corporation and subject to inspection by any shareholder entitled to vote at the meeting or by any such shareholder's agent or attorney. Such list shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any shareholder entitled to vote at the meeting or such shareholder's agent or attorney. The original share register or transfer book or a duplicate thereof, kept in the State of Indiana, shall be the only evidence as to who are the shareholders entitled to examine such list, or the share ledger or transfer book, or to vote at any meeting of the shareholders.

Section 4.13 **Quorum and Required Vote**. Except as otherwise provided by the Corporation Law or the Articles of Incorporation, at any meeting of the shareholders, a majority of the shares outstanding and entitled to vote, represented in person or by proxy, shall constitute a quorum for the purpose of convening the meeting and transacting business. If a quorum is present at a meeting of the shareholders, the affirmative vote of a majority of the shares present at the meeting shall be sufficient to authorize the taking of action by the shareholders unless the affirmative vote of a greater number of shares is required by the Corporation Law, the Articles of Incorporation or these Bylaws, in which case the affirmative vote of such greater number of shares shall be required to authorize the taking of action by the shares.

Section 4.14 **Participation By Conference Telephone**. Shareholders may participate in any meeting by means of a conference telephone or similar device by means of which all persons participating in the meeting can hear each other at the same time. A shareholder participating in a meeting by such means shall be deemed to be present in person at the meeting.

Section 4.15 **Corporation's Acceptance of Votes**.

(a) **Conforming Signatures**. If the name signed on a vote, consent, waiver, or proxy appointment corresponds to the name of a shareholder, the Corporation if acting in good faith is entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder.

(b) **Non-Conforming Signatures**. If the name signed on a vote, consent, waiver, or proxy appointment does not correspond to the name of a shareholder to whom it purportedly relates, the Corporation if acting in good faith is nevertheless entitled to accept the vote, consent, waiver, or proxy appointment and give it effect as the act of the shareholder if:

(i) the shareholder is an entity and the name signed purports to be that of an officer or agent of the entity;

(ii) the name signed purports to be that of an administrator, executor, guardian, or conservator representing the shareholder and, if the Corporation requests, evidence of fiduciary status acceptable to the Corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

(iii) the name signed purports to be that of a receiver or trustee in bankruptcy of the shareholder and, if the Corporation requests, evidence of this status acceptable to the Corporation has been presented with respect to the vote, consent, waiver, or proxy appointment;

(iv) the name signed purports to be that of a pledgee, beneficial owner, or attorney-in-fact of the shareholder and, if the Corporation requests, evidence acceptable to the Corporation of the signatory's authority to sign for the shareholder has been presented with respect to the vote, consent, waiver, or proxy appointment; or

(v) two or more persons are the shareholder as co-owners and the name signed purports to be the name of at least one of the co-owners.

(c) **Rejection of Votes**. The Corporation is entitled to reject a vote, consent, waiver, or proxy appointment if the secretary of the meeting or other officer or agent authorized to tabulate votes, acting in good faith, has reasonable basis for doubt about the validity of the signature thereon or about the signatory's authority to sign for the shareholder.

(d) **No Liability**. The Corporation and its officer or agent who accepts or rejects a vote, consent, waiver, or proxy appointment in accordance with the standards of this Section are not liable in damages to the shareholder for the consequences of the acceptance or rejection.

(e) **Validity of Action**. Corporate action taken after and impacted by the acceptance or rejection of a vote, consent, waiver, or proxy appointment under this Section is valid unless a court of competent jurisdiction determines otherwise.

Section 4.16 **Written Consents**. Any action required or permitted to be taken at a shareholders' meeting (including the removal of one or more Directors) may be taken without a meeting if the action is taken in writing by shareholders having at least the minimum number of votes necessary to authorize the action at a meeting at which all shareholders entitled to vote were present and voted. The action must be evidenced by one (1) or more written consents describing the action taken, signed by the shareholders having the requisite number of votes, bearing the date of signature of each shareholder who signs the consent, and delivered to the Corporation for inclusion in the minutes or filing with the corporate records. Action taken under this Section 4.16 is effective when, within sixty (60) days after the earliest dated consent is delivered to the Corporation, written consents signed by a sufficient number of shareholders to take action are delivered to the Corporation, unless the consent specifies a different prior or subsequent effective date, in which case the action is effective on or as of the specified date. In the event any such action is taken by less than unanimous consent, the Corporation shall notify the other shareholders of any such action taken within ten (10) days of the effective date of the action. Such notice shall reasonably describe the action taken (which can be a copy of the consent itself) and include any material that, under the Corporation Law, would have been required to be sent to voting shareholders in a notice of a meeting at which the proposed action would have been submitted to the shareholders for action. Any action taken by consent pursuant to this Section 4.16 shall have the same effect as if such action was taken at a meeting of all shareholders and may be described as such in any document. An electronic transmission may be used to consent to an action if the electronic transmission contains or is accompanied by information from which the Corporation can determine the date on which the electronic transmission was signed and that the electronic transmission was authorized by the shareholder, the shareholder's agent, or the shareholder's attorney in fact. A written consent may be revoked by a writing to that effect delivered to the Corporation before unrevoked written consents sufficient in number to take the corporate action are delivered to the Corporation.

Article 5.   BOARD OF DIRECTORS.

Section 5.1 **Incorporation of Amended and Restated Shareholders' Agreement.** The following provisions in this Article 5 are subject to the governance provisions contained in the Innovative Health Solutions, Inc. Amended and Restated Shareholders' Agreement (the "**Amended and Restated Shareholders' Agreement**"), which is hereby incorporated herein by reference.

Section 5.2 **Management Authority**. The business of the Corporation shall be managed by or under the direction of a Board of Directors. The Directors, in their capacity as Directors, shall have no authority to act for or bind the Corporation except when acting as a Board or when acting as a committee of the Board that has been granted authority to act for or bind the Corporation.

Section 5.3 **Number and Term**. The Board of Directors shall consist of a minimum of one (1) and a maximum of ten (10) members. Subject to those minimum and maximum numbers, the actual number of Directors of the Corporation may be fixed or changed, from time to time, by the Board of Directors. Directors shall be elected at each annual meeting of the shareholders, by the shareholders entitled to vote for the election of Directors, for a term to expire at the next annual meeting of shareholders. If the term in office of a Director expires without the successor in office of such Director having been elected and qualified, the Director shall continue to serve as a Director of the Corporation until such successor has been elected and qualified or until his or her earlier death, resignation, removal or other incapacity.

Section 5.4 **Resignations**. Any Director may resign at any time by delivering written notice to the Board, the Chief Executive Officer, the President, or the Secretary. The resignation shall take effect when the notice is delivered unless the notice specifies a later effective date, and unless otherwise specified in the resignation, the acceptance of the resignation shall not be necessary to make it effective. If the resignation specifies a later effective date, the pending vacancy may be filled before the effective date, but the new Director may not take office until the vacancy occurs.

Section 5.5 **Removal**. Any Director may be removed, either with or without cause, at any meeting of the shareholders called for that purpose if the meeting notice states that the purpose or one of the purposes of the meeting is removal of the Director and if the number of votes cast to remove the Director exceeds the number of votes cast not to remove the Director. If the notice so provides, the vacancy caused by the removal may be filled at the meeting by vote of the holders of a majority of the outstanding shares present and entitled to vote for the election of Directors.

Section 5.6 **Vacancies**. Any vacancy occurring in the Board, including a vacancy resulting from an increase in the number of Directors, may be filled by the Board, or if the Directors remaining in office constitute fewer than a quorum of the Board, they may fill the vacancy by the affirmative vote of a majority of all the Directors remaining in office. Each Director so chosen shall hold office until the expiration of the term of the Director, if any, whom he or she has been chosen to succeed, or, if none, until the expiration of the term designated by the Board for the directorship to which he or she has been elected, or until his earlier removal, resignation, death, or other incapacity.

Section 5.7 **Duties of Directors**. A Director shall perform the duties of a Director, including the duties as a member of any committee of the Board of Directors upon which such Director may serve, in good faith, in a manner which the Director reasonably believes to be in the best interests of the Corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing such duties, a Director shall be entitled to rely on information, opinions, reports or statements, including financial statements and other financial data, in each case prepared or presented by:

     (a)   one or more officers or employees of the Corporation whom the Director reasonably believes to be reliable and competent in the matter presented;

     (b)   legal counsel, public accountants or other persons as to matters which the Director reasonably believes to be within such person's professional or expert competence; or

(c)   a committee of the Board of Directors upon which the Director does not serve, duly designated in accordance with the Articles of Incorporation or these Bylaws, as to matters within its designated authority, which committee the Director reasonably believes to merit confidence.

(d)   But such Director shall not be considered to be acting in good faith if that Director has knowledge concerning the matter in question that would cause such reliance to be unwarranted.

Section 5.8 **Liability of Director**. A Director is not liable for any action taken as a Director, or any failure to take any action, regardless of the nature of the alleged breach of duty, including alleged breaches of the duty of care, the duty of loyalty, and the duty of good faith, unless: (1) the Director has breached or failed to perform the duties of the Director's office in compliance with Section 5.7 and the Corporation Law; and (2) the breach or failure to perform constitutes willful misconduct or recklessness.

Section 5.9 **Quorum and Required Vote**. A majority of the number of Directors designated as constituting the entire Board (regardless of the number of Directors actually serving) shall constitute a quorum of the Board for the transaction of business at any meeting of the Board, except that a majority of the Directors then serving (regardless of the number designated as constituting a full Board) shall constitute a quorum of the Board for the filling of vacancies on the Board. If a quorum is present at a meeting of the Board, the affirmative vote of a majority of the Directors present at the meeting shall be sufficient to authorize the taking of action by the Board unless the act of a greater number of Directors is required by the Corporation Law, the Articles of Incorporation or these Bylaws, in which case the act of such greater number shall be required to authorize the taking of action by the Board.

Section 5.10 **Annual and Regular Meetings**. The Board shall meet annually, without notice, on the same day as the annual meeting of the shareholders, for the purpose of electing officers and transacting such other business as may properly come before the meeting. Other regular meetings of the Board may be held on the dates, at the times and at the places as may be fixed by resolution adopted by the Board or as may be otherwise determined by the Board and communicated to the Directors.

Section 5.11 **Special Meetings**. Special meetings of the Board may be called by the President or by any member of the Board, upon not less than twenty-four (24) hours' notice given to each Director of the date, time, and place of the meeting, which notice need not specify the purpose or purposes of the special meeting. Such notice may be communicated in person (either in writing or orally), by telephone, email, facsimile, or other form of wire or wireless communication or by mail, and shall be effective at the earlier of the time of its receipt or, if mailed, five days after its mailing. Notice of any meeting of the Board may be waived in writing at any time if the waiver is signed by the Director entitled to the notice and is filed with the minutes or corporate records. A Director's attendance at or participation in a meeting waives any required notice to the Director of the meeting unless the Director, at the beginning of the meeting (or promptly upon the Director's arrival), objects to holding the meeting or transacting business at the meeting and does not thereafter vote for or assent to any action taken at the meeting.

Section 5.12 **Written Consents**. Any action required or permitted to be taken at a meeting of the Board may be taken without a meeting if the action is taken in writing by all members of the Board. The action so taken must be evidenced by a written consent (which may be in multiple counterparts) describing the action taken, signed by each Director, and included in the minutes or filed with the corporate records reflecting the action taken. Action taken by written consent is effective when the last Director signs the consent unless the consent specifies a prior or subsequent effective date, in which case the action is effective on or as of the specified date. A consent signed by all of the Directors shall have the same effect as if the action taken by consent was taken at a meeting of the Board and may be described as having been taken at a meeting of the Board.

Section 5.13 **Participation by Conference Telephone**. Any or all Directors may participate in a regular or special meeting by, or through the use of, any means of communication (such as conference telephone) by which all Directors participating may simultaneously hear each other during the meeting. A Director participating in a meeting by such means shall be deemed to be present in person at the meeting.

Section 5.14 **Committees**.

(a) The Board may create one or more Committees, and appoint Directors to serve on them, by resolution of the Board adopted by a majority of all the Directors in office when the resolution is adopted. Each Committee may have one or more members, and all the members of a Committee may be removed by and shall serve at the pleasure of the Board.

(b) To the extent specified by the Board in the resolutions creating a Committee, each Committee may exercise all of the authority of the Board, except that a Committee may not:

(i) authorize dividends or other distributions as defined by the Corporation Law, except a Committee may authorize or approve a reacquisition of shares if done according to a formula or method prescribed by the Board;

(ii) approve or propose to the shareholders the taking of an action that is required to be approved by the shareholders;

(iii) fill vacancies on the Board or on any of its Committees;

(iv) amend the Articles of Incorporation;

(v) adopt, amend, repeal or waive any provision of these Bylaws; or

(vi) approve a plan of merger not requiring shareholder approval.

(c) Except to the extent inconsistent with the resolutions of the Board creating a Committee, the provisions of these Bylaws that relate to the Board and that govern meetings, consents, notices, waivers of notice, quorum and voting requirements, and participation in meetings and similar matters, shall apply to a Committee and its members.

Article 6.   OFFICERS

Section 6.1 **Number**. The officers of the Corporation shall consist of the President, Chief Executive Officer, one or more Vice-Presidents, if elected, the Chief Financial Officer (if elected), the Secretary, the Chief Medical Officer, the Chief Regulatory Officer, and such other officers and assistant officers as the Board may elect. The same individual may simultaneously hold more than one office in the Corporation.

Section 6.2 **Election, Term of Office and Qualification**. The officers shall be elected at the annual meeting of the Board. Each officer shall hold office until the officer's successor is elected and qualified or until the officer's earlier death, resignation, removal or other incapacity.

Section 6.3 **Removal**. Any officer may be removed by the Board at any time with or without cause, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

Section 6.4 **Resignations**. Any officer may resign at any time by giving written notice to the Board. Such resignation shall take effect at the time it is delivered to the Corporation's representative unless the notice specifies a later effective date. Unless otherwise specified in the resignation, the acceptance of such resignation shall not be necessary to make it effective.

Section 6.5 **Vacancies**. Any vacancy in any office because of death, resignation, removal or any other cause, may be filled by action of the Board.

Section 6.6 **Compensation**. The compensation of the officers (including those who are Directors) shall be fixed, from time to time, by the Board or a Committee thereof.

Section 6.7 **Chief Executive Officer**. Subject to the control of the Board, the Chief Executive Officer shall have authority over the general management of the business of the Corporation. He shall see that all resolutions and orders of the Board are carried into effect. He may sign certificates representing stock of the Corporation, the issuance of which shall have been authorized by the Board. The Chief Executive Officer shall be vested with and shall perform the general supervisory powers and duties incident to such office which are not by these Bylaws specifically assigned to other officers of the Corporation and he shall be vested with and shall perform such other powers and duties as may from time to time be assigned to him by the Board.

Section 6.8 **President**. The President, if one is appointed, is subject to reporting to the Chief Executive Officer and the Board. The President shall have general and active management of the day-to-day business of the Corporation. In the absence of the Chief Executive Officer, he shall preside at all meetings of the Board and, unless otherwise determined by the Board, at meetings of the shareholders. He also may sign certificates representing stock of the Corporation, the issuance of which shall have been authorized by the Board. The President shall be vested with and shall perform the general supervisory powers and duties incident to such office which are not by these Bylaws specifically assigned to other officers of the Corporation and he shall be vested with and shall perform such other powers and duties as may from time to time be assigned to him by the Board.

Section 6.9 **Vice-Presidents**. The Vice-Presidents, if elected, shall have such powers and perform such duties as the Board may from time to time prescribe or as the President from time to time delegates to them. At the request of the President or the Board, a Vice-President may, in the case of the absence or inability to act of the President, temporarily act in the President's place.

Section 6.10 **Chief Medical Officer**. The Chief Medical Officer shall exercise direction and control of the medical affairs of the Corporation. The Chief Medical Officer shall have the general powers and duties usually vested in the office of the chief medical officer of a corporation and such other powers and duties as may be assigned by the President, Chief Executive Officer, or the Board.

Section 6.11 **Chief Regulatory Officer**. The Chief Regulatory Officer shall have general supervision of the regulatory operations of the Corporation, including the preparation of any medical related regulatory documents and advising on regulatory related matters for the Corporation. The Chief Regulatory Officer shall have the general powers and duties usually vested in the office of the chief regulatory officer of a corporation and such other powers and duties as may be assigned by the President, Chief Executive Officer, or the Board.

Section 6.12 **Secretary**. The Secretary, if appointed, shall have the custody and care of the corporate seal (if any), records, minutes and share books of the Corporation. The Secretary shall attend all meetings of the shareholders and of the Board, and shall cause to be kept, in a book provided for the purpose, a true and complete record of the proceedings of such meetings, and shall perform a like duty for all Committees appointed by the Board, when required. If the Secretary does not attend a Board meeting, the Board shall appoint a member in attendance to act as a secretary for the meeting for purposes of keeping minutes of the Board meeting, which minutes after approval by the Board shall be provided to the Secretary for inclusion with the records of the Corporation. The Secretary shall attend to the giving and serving of all notices by the Corporation, shall file and take charge of all papers and documents belonging to the Corporation, shall authenticate the records of the Corporation when necessary or appropriate, and shall perform such other duties as these Bylaws may require or the Board may prescribe.

Section 6.13 **Chief Financial Officer**. The Chief Financial Officer, if appointed, of the Corporation, shall have charge and custody of, and be responsible for, all funds of the Corporation, shall deposit all such funds in the name of the Corporation in such banks, trust companies and other depositories as shall be selected by the Board, shall receive, and give receipts for, monies due and payable to the Corporation from any source whatsoever, and, in general, shall perform all the duties as, from time to time, may be assigned by the Board or the President. The Chief Financial Officer shall render to the President and the Board, whenever the same shall be required, an account of all of the Chief Financial Officer's transactions and the financial condition of the Corporation.

Section 6.14 **Chief Operating Officer**. The Chief Operating Officer if appointed, of the Corporation, shall have charge and custody of, and be responsible for, designing and implementing ongoing business objectives and operations to achieve the Corporation's short-term and long-term corporate and strategic goals. The Chief Operating Officer shall have the general powers and duties usually vested in the office of the chief operating officer of a corporation and such other powers and duties as may be assigned by the President, Chief Executive Officer, or the Board. The Chief Operating Officer, if one is appointed, is subject to reporting to the Chief Executive Officer and the Board.

Section 6.15 **Assistant Secretaries**. The Assistant Secretaries, if elected, shall perform all duties of the Secretary during the absence or inability of the Secretary to perform such duties. They shall perform such other duties as the President, the Secretary or the Board may prescribe.

Section 6.16 **Other Offices**. The Board of Directors may create other offices as it may from time to time deem desirable with duties as it may determine.

Article 7. EXECUTION OF DOCUMENTS AND EXERCISING VOTING RIGHTS

Section 7.1 **Execution of Routine Contracts**. Except as otherwise required or provided in these Bylaws or by law, all written contracts and agreements into which the Corporation enters in the ordinary course of its business may be executed on behalf of the Corporation by (a) any duly elected officer of the Corporation, or (b) any other employee or agent of the Corporation expressly authorized by resolution of the Board to execute any such contract or agreement.

Section 7.2 **Execution of Deeds, Mortgages, Notes and Non-Routine Contracts**. Except as otherwise required or provided in these Bylaws or by law, all deeds, mortgages, deeds of trust, notes, assignments, bills of sale, and other instruments of transfer made by the Corporation, and all written contracts and agreements entered into by the Corporation other than those contracts and agreements entered into in the ordinary course of its business, shall be executed on behalf of the Corporation by the Chief Executive Officer or President of the Corporation and, when required, attested by the Secretary or an Assistant Secretary of the Corporation; provided, however, that the Board may expressly authorize by resolution any officer, employee, or agent of the Corporation to execute any such deed, mortgage, assignment, instrument, contract or agreement on behalf of the Corporation either jointly with others or singly and without the necessity of any additional execution or attestation by any other officer of the Corporation.

Section 7.3 **Execution and Endorsement of Checks and Drafts**. Except as otherwise required or provided in these Bylaws or by law, all checks, drafts, bills of exchange and other orders for the payment of money (other than notes) by or to the Corporation shall be executed or endorsed on behalf of the Corporation by the Chief Financial Officer acting with the oversight of the President and Chief Executive Officer; *provided*, *however*, the Board may expressly authorize by resolution any one or more officers or other employees of the Corporation to execute or endorse any checks, drafts, or other orders for the payment of money on behalf of the Corporation, either jointly with others or singly and without the necessity of any additional execution or attestation by any other officer of the Corporation.

Section 7.4 **Voting of Shares Owned by the Corporation**. Subject always to the further orders and directions of the Board of Directors, any share or shares issued by any other corporation and owned or controlled by the Corporation may be voted at any shareholders' meeting of such other corporation by the President or Chief Executive Officer of the Corporation. Whenever, in the judgment of the Chief Executive Officer and President, it is desirable for the Corporation to execute a proxy or give a shareholders' consent with respect to any share or shares issued by any other corporation and owned by the Corporation, such proxy or consent shall be executed in the name of the Corporation by the President and Chief Executive Officer of the Corporation. Any person or persons designated in the manner above stated as the proxy or proxies of the Corporation shall have full right, power and authority to vote the share or shares issued by such other corporation and owned by the Corporation, the same as if such share or shares might be voted by the Corporation.

Article 8.   INDEMNIFICATION

Section 8.1 **Definitions**. As used in this Article 8:

(i)   "**expenses**" includes all direct and indirect costs of any type or nature whatsoever (including, without limitation, all attorneys' fees and related disbursements and other out-of-pocket costs) actually and reasonably incurred by an Eligible Person (as hereinafter defined) in connection with the investigation, defense, settlement or appeal of a proceeding or establishing or enforcing a right to indemnification or advancement of expenses under this Article; provided, however, that expenses shall not include any judgments, fines, excise taxes or penalties assessed with respect to any employee benefit plan or amounts paid in settlement of a proceeding.

(ii)   "**proceeding**" includes, without limitation, any threatened, pending, or completed action, suit, arbitration, alternate dispute resolution mechanism, investigation, administrative hearing or any other proceeding, whether civil, criminal, administrative, or investigative and whether formal or informal, whether by a third party or by or in the right of the Corporation, by reason of the fact that an Eligible Person is or was a director, officer or employee of the Corporation or, while a director, officer or employee of the Corporation, is or was serving at the request of the Corporation as a director, officer, partner, member, manager, trustee, employee, fiduciary or agent of another domestic or foreign corporation, partnership, limited liability company, joint venture, trust, employee benefit plan or other enterprise, or an affiliate of the Corporation, whether for profit or not.

Section 8.2 **Indemnity**. The Corporation shall indemnify any person who is or was a director, officer or employee of the Corporation ("**Eligible Person**") in accordance with the provisions of this Section 8.2 if the Eligible Person is a party to or threatened to be made a party to any proceeding against all expenses, judgments, fines (including any excise tax or penalty assessed with respect to any employee benefit plan) and amounts paid in settlement actually and reasonably incurred by the Eligible Person in connection with such proceeding, but only (a) if the Eligible Person acted in good faith, and (b) (i) in the case of conduct in the Eligible Person's official capacity with the Corporation, if the Eligible Person acted in a manner which the Eligible Person reasonably believed to be in the best interests of the Corporation, or (ii) in the case of conduct other than in the Eligible Person's official capacity with the Corporation, if the Eligible Person acted in a manner which the Eligible Person reasonably believed was at least not opposed to the best interests of the Corporation, and (c) in the case of a criminal proceeding, the Eligible Person had reasonable cause to believe that the Eligible Person's conduct was lawful or had no reasonable cause to believe that the Eligible Person's conduct was unlawful, and (d) if required by the Corporation Law, the Corporation makes a determination that indemnification of the Eligible Person is permissible because the Eligible Person has met the standard of conduct as set forth in the Corporation Law.

Section 8.3 **Indemnification of Expenses of Successful Party**. Notwithstanding any other provisions of this Article, to the extent that the Eligible Person has been wholly successful, on the merits or otherwise, in the defense of any proceeding or in defense of any claim, issue or matter therein, including the dismissal of an action without prejudice, the Corporation shall indemnify the Eligible Person against all expenses incurred in connection therewith.

Section 8.4 **Additional Indemnification**. Notwithstanding any limitation in Section 8.2 or Section 8.3, the Corporation shall indemnify the Eligible Person to the full extent authorized or permitted by any amendments to or replacements of the Corporation Law adopted after the date of adoption of this Article that increase the extent to which a corporation may indemnify its Eligible Persons if the Eligible Person is a party to or threatened to be made a party to any proceeding against all expenses, judgments, fines (including any excise tax or penalty assessed with respect to any employee benefit plan) and amounts paid in settlement actually and reasonably incurred by the Eligible Person in connection with such proceeding.

Section 8.5 **Exclusions**. Notwithstanding any provision in this Article 8, the Corporation shall not be obligated under this Article to indemnify or advance expenses to an Eligible Person for a matter:

> (i)   to the extent payment has actually been made to or on behalf of the Eligible Person under any insurance policy or other indemnity provision, except with respect to any excess beyond the amount paid under such insurance or other indemnity provision;

> (ii)   if a court having jurisdiction in the matter shall finally determine that an Eligible Person derived an improper personal benefit from any transaction relating to the matter;

> (iii)   if a court having jurisdiction in the matter shall finally determine that an Eligible Person is liable for disgorgement of profits resulting from the purchase and sale or sale and purchase by the Eligible Person of securities of the Corporation in violation of Section 16(b) of the Securities Exchange Act of 1934 and amendments thereto or similar provisions of any federal, state or local statutory law or common law;

> (iv)   if a court having jurisdiction in the matter shall finally determine that such indemnification is not lawful under any applicable statute or public policy (in this respect, if applicable, both the Corporation and the Eligible Person have been advised that the Securities and Exchange Commission takes the position that indemnification for liabilities arising under the federal securities laws is against public policy and is, therefore, unenforceable and that claims for indemnification should be submitted to appropriate courts for adjudication); or

> (v)   if the matter relates, in whole or in part, or is raised as a counter-claim or cross-claim by the Corporation against the Eligible Person in any such matter initiated by the Eligible Person against the Corporation or its directors, officers or employees, unless (i) indemnification is expressly required to be made by law, (ii) the matter was authorized by the Board of Directors of the Corporation, (iii) indemnification is provided by the Corporation, in its sole discretion, pursuant to the powers vested in the Corporation under applicable law, or (iv) the matter constitutes a claim initiated pursuant to Section 8.8 hereof and the Eligible Person is successful in whole or in part in such claim.

Section 8.6 **Advancement of Expenses**. The expenses incurred by the Eligible Person in any proceeding shall be paid promptly by the Corporation upon demand and in advance of final disposition of the proceeding at the written request of the Eligible Person, if (a) the Eligible Person furnishes the Corporation with a written affirmation of the Eligible Person's good faith belief that the Eligible Person has met the standard of conduct required by the Corporation Law or this Article, (b) the Eligible Person furnishes the Corporation with a written undertaking to repay such advance to the extent that it is ultimately determined that the Eligible Person did not meet the standard of conduct that would entitle the Eligible Person to indemnification, and (c) if required by the Corporation Law, the Corporation makes a determination that the facts known to those making the determination would not preclude indemnification under the Corporation Law. Such advances shall be made without regard to the Eligible Person's ability to repay such expenses.

Section 8.7 **Notification and Defense of Claim**. To obtain indemnification under this Article, as soon as practicable after receipt by the Eligible Person of notice of the commencement of any proceeding against the Eligible Person, the Eligible Person shall, if a claim in respect thereof is to be made by the Eligible Person against the Corporation under this Article, notify the Corporation of the commencement of such proceeding; provided, however, that the omission so to notify the Corporation will not relieve the Corporation from any liability which it may have to the Eligible Person except to the extent the Corporation is materially prejudiced by the failure to timely provide the notice. With respect to any such proceeding as to which the Eligible Person notifies the Corporation of the commencement thereof:

(i)   The Corporation will be entitled to participate therein at its own expense.

(ii)   Except as otherwise provided below, the Corporation may, at its option and jointly with any other indemnifying party similarly notified and electing to assume such defense, assume the defense thereof, with legal counsel reasonably satisfactory to the Eligible Person. The Eligible Person shall have the right to employ separate counsel in such proceeding, but the Corporation shall not be liable to the Eligible Person under this Article, including Section 8.6 hereof, for the fees and expenses of such counsel incurred after notice from the Corporation of its assumption of the defense, unless (i) the Eligible Person reasonably concludes that there may be a conflict of interest between the Corporation and the Eligible Person in the conduct of the defense of such proceeding, (ii) the Corporation does not employ counsel to assume the defense of such proceeding or (iii) the legal counsel appointed by the Corporation to represent the Eligible Person is not reasonably satisfactory to the Eligible Person. The Corporation shall not be entitled to assume the defense of any proceeding brought by the Corporation or as to which the Eligible Person shall have made the conclusion provided for in (i) above.

(iii)   If two or more persons who may be entitled to indemnification from the Corporation, including the Eligible Person, are parties to any proceeding, the Corporation may require the Eligible Person to engage the same legal counsel as the other parties, provided that such legal counsel is reasonably satisfactory to the Eligible Person. The Eligible Person shall have the right to employ separate legal counsel in such proceeding, but the Corporation shall not be liable to the Eligible Person under this Article, including Section 8.6 hereof, for the fees and expenses of such counsel incurred after notice from the Corporation of the requirement to engage the same counsel as other parties, unless (a) the Eligible Person reasonably concludes that there may be a conflict of interest between the Eligible Person and any of the other parties required by the Corporation to be represented by the same legal counsel, or (b) the legal counsel appointed by the Corporation to represent the Eligible Person is not reasonably satisfactory to the Eligible Person.

(iv)   The Corporation shall not be liable to indemnify the Eligible Person under this Article for any amounts paid in settlement of any proceeding effected without its written consent in advance which consent shall not be unreasonably withheld. The Corporation shall be permitted to settle any proceeding the defense of which it assumes, except the Corporation shall not settle any action or claim in any manner which would impose any penalty or limitation on the Eligible Person or impair the Eligible Person's right to indemnification or advancement of expenses hereunder without the Eligible Person's written consent, which consent shall not be unreasonably withheld.

Section 8.8 **Enforcement**. Any right to indemnification or advances granted by this Article to the Eligible Person shall be enforceable by or on behalf of the Eligible Person in any court of competent jurisdiction. The Eligible Person, in such enforcement action, if successful in whole or in part, shall be entitled to be paid also the expense of prosecuting the claim. Neither the failure of the Corporation (including its Board of Directors or its shareholders) to make a determination prior to the commencement of such enforcement action that indemnification of the Eligible Person is proper in the circumstances, nor an actual determination by the Corporation (including its Board of Directors or its shareholders) that such indemnification is improper, shall be a defense to the action or create a presumption that the Eligible Person is not entitled to indemnification under this Article or otherwise. The termination of any proceeding by judgment, order of court, settlement, conviction or upon a plea of nolo contendere, or its equivalent, shall not, of itself, create a presumption that the Eligible Person is not entitled to indemnification under this Article or otherwise.

Section 8.9 **Partial Indemnification**. If the Eligible Person is entitled under any provisions of this Article to indemnification by the Corporation for some or a portion of the expenses, judgments, fines (including any excise tax or penalty assessed with respect to any employee benefit plan) or amounts paid in settlement actually and reasonably incurred by the Eligible Person in the investigation, defense, appeal or settlement of any proceeding but not, however, for the total amount thereof, the Corporation shall indemnify the Eligible Person for the portion of such expenses, judgments, fines (including any excise tax or penalty assessed with respect to any employee benefit plan) and amounts paid in settlement to which the Eligible Person is entitled.

Section 8.10 **Nonexclusivity; Survival; Successors and Assigns**. The indemnification and advance payment of expenses as provided by this Article shall not be deemed exclusive of any other rights to which the Eligible Person may be entitled under the Corporation's Articles of Incorporation or any agreement, any vote of shareholders or directors, the Corporation Law, or otherwise, both as to action in the Eligible Person's official capacity and as to action in another capacity. The right of the Eligible Person to indemnification under this Article shall vest at the time of occurrence or performance of any event, act or omission or any alleged event, act or omission giving rise to any action, suit or proceeding and, once vested, shall survive any actual or purported amendment, restatement or repeal of this Article by the Corporation or its successors or assigns whether by operation of law or otherwise and shall survive termination of the Eligible Person's services to the Corporation and shall inure to the benefit of the heirs, personal representatives and estate of the Eligible Person.

Section 8.11 **Severability**. If this Article or any portion thereof is invalidated on any ground by any court of competent jurisdiction, the Corporation shall advance payment of expenses and indemnify the Eligible Person as to expenses, judgments, fines (including any excise tax or penalty assessed with respect to any employee benefit plan) and amounts paid in settlement with respect to any proceeding to the full extent permitted by any applicable portion of this Article that is not invalidated or by any other applicable law.

Section 8.12 **Subrogation**. In the event of payment under this Article, the Corporation shall be subrogated to the extent of such payment to all of the rights of recovery of the Eligible Person.

Article 9.   AMENDMENTS

Section 9.1 **Amendment of Bylaws**. Subject to the amendment provision in Section 12.3 in the Amended and Restated Shareholders' Agreement, the power to make, alter, amend or repeal these Bylaws is vested in the Board, but the affirmative vote of a number of Directors equal to a majority of the number of Directors holding such position at the time of such action shall be necessary to take any action for the making, alteration, amendment or repeal of these Bylaws.